UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ISTA Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45031X 20 4

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031X 20 4	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

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This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 30, 2002, as amended by Amendment No. 1 filed on November 20, 2002 (as amended, the “Schedule 13D”) with respect to the Common Stock, $0.001 par value per share, of ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 15295 Alton Parkway, Irvine, California 92618. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) and Sprout IX Plan Investors, L.P. (“IX Plan”) are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ LBO Plans Management Corporation II

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(“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of IX Plan. DLJLBO II is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CS USA Inc. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") was formerly a Delaware corporation and a registered broker-dealer and was a wholly-owned subsidiary of CSFB-USA. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan, DLJLBO II and CSFBPE is Eleven Madison Avenue, New York, New York 10010. DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan, DLJLBO II and CSFBPE are collectively referred to as the “CSFB Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own shares of Common Stock to which this Statement relates and such shares of Common Stock are not reported in this Statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJLBO II and CSFBPE are set forth on Schedules A-1 through A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

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prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

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Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

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Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On January 26, 2005, Sprout IX purchased 809,429 shares of Common Stock, Sprout Entrepreneurs purchased 3,396 shares of Common Stock and IX Plan purchased 37,175 shares of Common Stock at a price of $8.88 per share in the Company’s public offering. The aggregate consideration (exclusive of commissions) paid by Sprout IX, Sprout Entrepreneurs and IX Plan for the purchase of such shares of Common Stock was $7,548,000. The funds used by Sprout IX, Sprout Entrepreneurs and IX Plan to make the acquisitions on January 26, 2005 were obtained from working capital.

On June 22, 2006, Sprout IX, Sprout Entrepreneurs and IX Plan purchased $4,500,000 aggregate principal amount of the Company’s 8% Senior Subordinated Convertible Notes due 2011 (the “Notes”) consisting of (i) $4,285,215 aggregate principal amount of Notes purchased by Sprout IX, (ii) $18,000 aggregate principal amount of Notes purchased by Sprout Entrepreneurs and (iii) $196,785 aggregate principal amount of Notes purchased by IX Plan. The Notes are convertible into 580,645 shares of Common Stock at an initial conversion price of $7.75. The aggregate consideration (exclusive of commissions) paid by Sprout IX, Sprout Entrepreneurs and IX Plan for the purchase of such Notes was $4,500,000. The funds used by Sprout IX, Sprout Entrepreneurs and IX Plan to make the acquisitions on June 22, 2006 were obtained from working capital.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph before the last paragraph of Item 4:

The Reporting Person purchased the shares of Common Stock on January 26, 2005 and the Notes on June 22, 2006 for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)           As of July 21, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 6,589,927 shares of Common Stock, consisting of (i) 5,048,809 shares of Common Stock held directly by Sprout IX, 552,931 shares of Common Stock issuable upon the conversion of $4,285,215 aggregate principal amount of Notes held directly by Sprout IX and 653,978 shares of Common Stock issuable upon the exercise of warrants held directly by Sprout IX, (ii) 20,101 shares of Common Stock held directly by Sprout Entrepreneurs, 2,323 shares of Common Stock issuable upon the conversion of $18,000 aggregate principal amount of Notes held directly by Sprout Entrepreneurs and 2,577 shares of Common Stock issuable upon the exercise of warrants held directly by Sprout Entrepreneurs, (iii) 250,771 shares of Common Stock held directly by IX Plan, 25,391 shares of Common Stock issuable upon the conversion of $196,785 aggregate principal amount of Notes held directly by IX Plan and 32,918 shares of Common Stock issuable upon the exercise of warrants held directly by IX Plan and (iv) 128 shares of Common Stock held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 24.2% of the outstanding shares of Common Stock of the Company.

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To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, beneficially owns any additional shares of Common Stock.

(b)           With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the shares of Common Stock referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such shares of Common Stock among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CSFB Entities.

(c)           Except as described in Item 3 and in Schedule B, which is incorporated by reference herein, the Reporting Person effected no transactions in the shares of Common Stock of the Company during the 60 days prior to January 26, 2005 and the 60 days prior to July 21, 2006.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or the CSFB Entities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph of Item 6:

Sprout IX, Sprout Entrepreneurs and IX Plan entered into a Securities Purchase Agreement with the Company, dated as of June 21, 2006 (the “SPA”), pursuant to which Sprout IX, Sprout Entrepreneurs and IX Plan purchased $4,500,000 aggregate principal amount of Notes. The Notes are convertible into shares of Common Stock at an initial conversion price of $7.75 subject to adjustment as provided under the terms of the SPA.

References to and descriptions of the SPA as set forth in this Item 6 are qualified in their entirety by reference to the SPA incorporated by reference as Exhibit H to Item 7 of this Amendment No. 2, which agreement is incorporated in its entirety in this Item 6.

In connection with the issuance of the Notes, Sprout IX, Sprout Entrepreneurs and IX Plan entered into a Registration Rights Agreement with the Company, dated as of June 21, 2006 (the “RRA”), obligating the Company to register for resale the shares of Common Stock issuable upon conversion of the Notes on a registration statement on Form S-3 to be filed with the SEC within 30 days after the closing of the sale of the Notes.

References to and descriptions of the RRA as set forth in this Item 6 are qualified in their entirety by reference to the RRA incorporated by reference as Exhibit I to Item 7 of this Amendment No. 2, which agreement is incorporated in its entirety in this Item 6.

Item 7.	Materials to Be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

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H. Securities Purchase Agreement, dated as of June 21, 2006, by and among the Company, Sprout IX, Sprout Entrepreneurs, IX Plan and the other signatories thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on June 22, 2006).

I. Registration Rights Agreement, dated as of June 21, 2006, by and among the Company, Sprout Entrepreneurs, IX Plan and the other signatories thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on June 22, 2006).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2006

CREDIT SUISSE, solely on behalf of the Investment Banking division.
By:	/s/ Ivy Dodes
Name: Ivy Dodes

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SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Banking Division and Chairman of the Investment Banking Management Committee	United States
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Equities	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President of Investment Banking and Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Investment Banking Department	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of Equities	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Investment Banking Division Chief Financial Officer and Head of Investment Banking Support	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Chief Client Officer and Executive Vice Chairman of the Investment Banking Division	Nigeria
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Investment Banking Department	United States
Robert L. Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Division Human Resources	United States
Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer of Investment Banking Division	United States

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Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operation Officer, Americas Region	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States

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SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Kenneth Weiner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

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SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

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SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

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SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operating Officer Funds Management	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operating Officer	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE B

The following table lists all trades effected by CS Sec USA LLC in the Common Stock of the Company during the 60 days prior to January 26, 2005. Each trade was an index arbitrage trade effected in the ordinary course of CS Sec USA LLC’s business.

Trade Date	Entity	Buy/Sell	Quantity	Price	CCY	Exchange

12/29/2004	CS Sec USA LLC	Buy	4,500	9.89	USD	Nasdaq

1/20/2005	CS Sec USA LLC	Sell	91	9.00	USD	Nasdaq

The following table lists all trades effected by CS Sec USA LLC in the Common Stock of the Company during the 60 days prior to July 21, 2006. Each trade was an index arbitrage trade effected in the ordinary course of CS Sec USA LLC’s business.

Trade Date	Entity	Buy/Sell	Quantity	Price	CCY	Exchange

5/22/2006	CS Sec USA LLC	Sell	114	5.81	USD	Nasdaq

5/22/2006	CS Sec USA LLC	Sell	19	5.75	USD	Nasdaq

5/22/2006	CS Sec USA LLC	Sell	19	5.77	USD	Nasdaq

5/22/2006	CS Sec USA LLC	Sell	19	5.78	USD	Nasdaq

5/22/2006	CS Sec USA LLC	Sell	19	5.78	USD	Nasdaq

5/22/2006	CS Sec USA LLC	Sell	38	5.79	USD	Nasdaq

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